UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2016

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

On April 11, 2016, Gazit-Globe Ltd. (referred to herein as Gazit or the Company) filed a supplementary immediate report with the Tel Aviv Stock Exchange and Israeli Securities Authority in which Gazit amended certain language in the notice of its extraordinary general meeting of shareholders scheduled to take place on April 20, 2016.

The amendments to the notice relate to Proposal 2 to be brought before Gazit’s shareholders at the extraordinary meeting— the re-election of Mr. Ronnie Bar-On as an external director of the Company. The amended version of Proposal 2 states that Gazit’s shareholders will be asked to approve both (i) Mr. Bar-On’s election as an external director for a three-year term, and (ii) his compensation for his service on the advisory board of Gazit’s wholly-owned Brazilian subsidiary.

This amended version corrects the original version of Proposal 2, which instead referred in clause (ii) above to the approval of Mr. Bar-On’s compensation for his service in general. If elected pursuant to Proposal 2, Mr. Bar-On will receive director fees for his service on the Gazit board (both on an annual, and a per meeting, basis), and will also be entitled to director liability insurance, as well as indemnification and exemption from liability, in respect of his role as a director. However, those director fees, and insurance coverage, indemnification and exemption, will equal the corresponding fees paid and benefits provided to all other directors of Gazit in accordance with the regulations under the Israeli Companies Law, and which were previously approved by Gazit’s shareholders. Accordingly, paying those fees and providing those benefits to Mr. Bar-On do not require the approval of Gazit’s shareholders at the upcoming meeting. Instead, under the Israeli Companies Law, only Mr. Bar-On’s additional compensation for his service on the advisory board of Gazit Brazil requires the approval of the Company’s shareholders at the meeting.

We incorporate by reference herein the original notice and proxy statement for the extraordinary shareholders meeting (the English translation), which were appended as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K that Gazit furnished to the Securities and Exchange Commission on March 10, 2016 (the second 6-K furnished by Gazit on that day). Other than as described herein, that original notice and proxy statement remain in their original form and in effect.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: April 14, 2016	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Senior Executive Vice President and Chief Financial Officer

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